Exhibit 99.1

Company announcement – No. 11 / 2020

Zealand Pharma completes subscription of New Ordinary Shares and registration of capital increase

Copenhagen, March 31, 2020 – In reference to Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78) company announcement 09/2020 published March 26, 2020, regarding a private placement and directed issue of 741,816 new shares of the company (the "New Ordinary Shares"), Zealand Pharma A/S ("Zealand") announces that it has today increased its share capital by DKK 741,816, divided into 741,816 New Ordinary Shares with a nominal value of DKK 1 each. The gross proceeds from the issuance of the New Ordinary Shares amounts to DKK 137,236,000.

Following the registration of the New Ordinary Shares with the Danish Business Authority, Zealand's share capital amounts to DKK 36,887,952 divided into 36,887,952 shares with a nominal value of DKK 1 each.

The New Ordinary Shares rank pari passu with Zealand's existing shares and carry the same dividend and other rights. Each New Ordinary Share carries one vote at Zealand's general meetings. Zealand only has one class of shares.

The New Ordinary Shares have been issued today and are expected to be admitted to trading on Nasdaq Copenhagen on April 1, 2020 in Zealand's permanent ISIN code DK0060257814.

The amendments to Zealand's articles of association required by the capital increase have been registered today with the Danish Business Authority.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.